EXHIBIT 99.9

Infosys Technologies Limited
Regd. Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited financial results for the quarter and year ended March 31, 2004

	(in Rs. crore, except per share data)
	Quarter ended		Nine months ended		Year ended
	March 31,		December 31,		March 31,
	2004	2003	2003	2002	2004	2003
Income from software services and products
Overseas	1,292.76	990.57	3,401.93	2,552.93	4,694.69	3,543.51
Domestic	16.14	29.28	50.06	49.90	66.20	79.18
Total	1,308.90	1,019.85	3,451.99	2,602.83	4,760.89	3,622.69
Software development expenses	689.89	529.80	1,805.42	1,283.50	2,495.31	1,813.30
Gross profit	619.01	490.05	1,646.57	1,319.33	2,265.58	1,809.39
Selling and marketing expenses	82.57	68.96	252.51	198.02	335.08	266.98
General and administration expenses	89.70	80.72	257.15	189.65	346.85	270.37
Operating profit before interest, depreciation and amortization	446.74	340.37	1,136.91	931.66	1,583.65	1,272.04
Interest	—	—	—	—	—	—
Depreciation and amortization	62.08	52.75	168.82	136.19	230.90	188.95
Operating profit after interest, depreciation and amortization	384.66	287.62	968.09	795.47	1,352.75	1,083.09
Other income	3.18	27.38	124.21	72.22	127.39	99.61
Provision for investments	0.79	—	8.88	23.76	9.67	23.77
Profit before tax	387.05	315.00	1,083.42	843.93	1,470.47	1,158.93
Provision for taxation	50.00	56.00	177.00	145.00	227.00	201.00
Profit after tax	337.05	259.00	906.42	698.93	1,243.47	957.93
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	33.32	33.12	33.23	33.11	33.32	33.12
Reserves	3,220.11	2,827.53	3,692.05	2,673.99	3,220.11	2,827.53
Earnings per share (par value Rs. 5/- each)
Basic	50.63	39.10	136.73	105.57	187.38	144.68
Diluted	49.64	38.59	135.43	104.70	185.05	143.37
Dividend per share (par value Rs. 5/- each)
Interim dividend	—	—	14.50	12.50	14.50	12.50
Final dividend	15.00	14.50	—	—	15.00	14.50
One-time special dividend	100.00	—	—	—	100.00	—
Total dividend	115.00	14.50	14.50	12.50	129.50	27.00
Total dividend percentage (%)	2,300	290	290	250	2,590	540
Aggregate of non-promoters’ shareholding
Number of shares	4,89,71,061	4,74,15,483	4,87,64,522	4,73,94,894	4,89,71,061	4,74,15,483
Percentage of shareholding	73.50	71.58	73.39	71.56	73.50	71.58

Segment reporting

	(in Rs. crore)
	Quarter ended		Nine months ended		Year ended
	March 31,		December 31,		March 31,
	2004	2003	2003	2002	2004	2003
Revenue by industry segment
Financial services	426.99	373.68	1,295.09	982.25	1,722.08	1,355.94
Manufacturing	194.19	155.48	522.28	442.36	716.47	597.84
Telecom	263.24	164.00	511.59	379.19	774.83	543.19
Retail	149.46	113.95	413.70	300.59	563.16	414.54
Others	275.02	212.74	709.33	498.44	984.35	711.18
Total	1,308.90	1,019.85	3,451.99	2,602.83	4,760.89	3,622.69
Less : Inter-segment revenue	—	—	—	—	—	—
Net revenue from operations	1,308.90	1,019.85	3,451.99	2,602.83	4,760.89	3,622.69
Segment profit / (loss) before tax and interest:
Financial services	144.78	111.98	414.88	319.87	559.66	431.86
Manufacturing	65.73	47.41	159.65	148.73	225.38	196.14
Telecom	88.54	61.29	174.84	152.00	263.38	213.29
Retail	58.16	44.16	153.13	128.37	211.29	172.53
Others	89.53	75.53	234.41	182.69	323.94	258.22
Total	446.74	340.37	1,136.91	931.66	1,583.65	1,272.04
Less : Interest	—	—	—	—	—	—
Less : Other un-allocable expenditure (excluding un-allocable income)	62.08	52.75	168.82	136.19	230.90	188.95
Operating profit before tax	384.66	287.62	968.09	795.47	1,352.75	1,083.09

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

Note:

1.	The above audited quarterly and annual results have been taken on record by the Board of Directors at its meeting held on April 13, 2004. The Board has also taken on record at the meeting the audited results for the half-year ended on March 31, 2004. There are no qualifications in the auditors’ reports issued for these periods.

2.	Other information:

	(in Rs. crore)
	Quarter ended		Nine months ended		Year ended
	March 31,		December 31,		March 31,
	2004	2003	2003	2002	2004	2003
Staff costs	620.53	481.84	1,745.33	1,195.28	2,365.86	1,677.12
There are no other items exceeding 10% of aggregate expenditure
Details of other income:
Interest on deposits	19.17	22.16	63.71	55.89	82.88	78.05
Dividends	8.72	—	8.68	—	17.40	—
Miscellaneous income	2.12	1.29	5.56	2.59	7.68	3.89
Exchange difference	(26.83)	3.93	46.26	13.74	19.43	17.67
Total	3.18	27.38	124.21	72.22	127.39	99.61

3.	Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended March 31, 2004

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance
Dividend related	—	23	23	—

4.	On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty Limited, Australia. The transaction value approximates Aus$ 31.0 million (US$ 23.24 million or Rs. 105.86 crore). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed as Infosys Technologies (Australia) Pty Limited.

5.	On October 10, 2003, the company set up a wholly-owned subsidiary in the People’s Republic of China, named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US$ 5 million (Rs. 22.78 crore). As of March 31, 2004, the company had invested US$ 1 million (Rs. 4.55 crore) in the subsidiary.

6.	During the quarter ended March 31, 2004, the company invested Rs. 12.25 crore in 1,22,50,000 equity shares of Rs. 10 each, fully paid up, at par, in Progeon Limited, its majority owned subsidiary.

7.	Subsequent to the year end, on April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to add high-end consulting capabilities to Infosys’ global delivery model. The Board approved an investment of up to US$ 20 million in Infosys Consulting.

8.	During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003, and in a treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. nil and Rs. 20.28 crore in the quarter and year ended March 31, 2004 and Rs. 20.28 during the nine months ended December 31, 2003.

9.	The company evaluates all investments for any diminution in their carrying values that is other than temporary. During the quarter and year ended March 31, 2004, provision made on trade investments amounted to Rs. 0.42 crore and Rs. 9.24 crore respectively and Rs. 2.46 crore during the nine months ended December 31, 2003. The company provided Rs. 0.37 crore and Rs. 0.43 crore during the quarter and year ended March 31, 2004, respectively and Rs. 0.07 crore during the nine month ended December 31, 2003, on revision of the carrying amount of non-trade investments to fair value.

10.	During the quarter ended September 30, 2003, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operations or the financial position of the company.

11.	During the year ended March 31, 2004, the company successfully completed the sponsored secondary ADR program.

12.	During the years ended March 31, 2004 and 2003, the company issued 3,97,978 and 56,948 equity shares respectively, pursuant to the exercise of stock options by certain employees.

13.	During the year ended March 31, 2004, the lawsuit filed by Ms. Reka Maximovitch was settled for US$ 3 million. The company’s liability was Rs. 7.09 crore (US$ 1.5 million), of which Rs. 2.48 crore was provided in the quarter ended June 30, 2003. The remainder was paid out of the provision of Rs. 2.40 crore made in the previous year and through the reimbursement of legal fees by the insurance company.

14.	The Board has proposed a final dividend of Rs. 15/- per share (300% per equity share, par value Rs. 5/-) amounting to Rs 99.96 crore. Additionally, a special one-time dividend of Rs. 100/- per share (2,000% per equity share, par value Rs. 5/-) amounting to Rs 666.41 crore has also been proposed. Both dividend proposals are subject to the approval of members at the Annual General Meeting to be held on June 12, 2004. An interim dividend of Rs. 14.50 per share (290% per equity share, par value Rs. 5/- each) amounting to Rs 96.09 crore was declared at the Board meeting on October 10, 2003. The total dividend for the year, if approved, would be Rs. 129.50 per share (2,590% per equity share, par value Rs. 5/-), aggregating to Rs 862.46 crore. The register of members and share transfer books will remain closed from May 28, 2004 to June 12, 2004, both days inclusive.

15.	The Board in its meeting on April 13, 2004, approved a 3:1 bonus issue subject to approval by the shareholders at the Annual General Meeting to be held on June 12, 2004. The Board also approved a stock dividend of 2 for 1 for ADS holders (i.e. 1 additional ADS for each ADS held). This will result in the change in ratio of domestic shares to ADS from 1:2 to 1:1. Subject to the approval of the members in the Annual General Meeting on June 12, 2004, the record date for the bonus issue would be July 2, 2004.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries

	(in Rs. crore, except per share data)
	Quarter ended		Nine months ended		Year ended
	March 31,		December 31,		March 31,
	2004	2003	2003	2002	2004	2003
Income from software services, products and business process management
Overseas	1,333.28	1001.00	3,453.53	2,560.41	4,786.72	3,564.36
Domestic	16.17	28.67	49.98	49.90	66.23	75.62
Total	1,349.45	1,029.67	3,503.51	2,610.31	4,852.95	3,639.98
Software development expenses and business process management expenses	707.09	534.27	1,831.58	1,289.46	2,538.67	1,822.96
Gross profit	642.36	495.40	1,671.93	1,320.85	2,314.28	1,817.02
Selling and marketing expenses	91.67	71.12	259.23	200.61	350.90	271.73
General and administration expenses	101.52	82.30	267.66	192.59	369.19	275.67
Operating profit before interest, depreciation and amortization	449.17	341.98	1,145.04	927.65	1,594.19	1,269.62
Interest	—	—	—	—	—	—
Depreciation and amortization	64.42	53.40	172.32	136.93	236.73	190.34
Operating profit after interest, depreciation and amortization	384.75	288.58	972.72	790.72	1,357.46	1,079.28
Other income	1.82	27.16	121.56	73.07	123.38	100.26
Provision for investments	0.80	—	8.88	23.76	9.67	23.77
Profit before tax	385.77	315.74	1,085.40	840.03	1,471.17	1,155.77
Provision for taxation	50.54	56.00	177.00	145.00	227.54	201.00
Profit after tax	335.23	259.74	908.40	695.03	1,243.63	954.77
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	33.32	33.12	33.23	33.11	33.32	33.12
Reserves	3,216.26	2,824.37	3,690.87	2,670.09	3,216.26	2,824.37
Preference shares issued by subsidiary	93.56	49.00	49.00	49.00	93.56	49.00
Earnings per share (par value Rs. 5/- each)
Basic	50.36	39.21	137.03	104.98	187.40	144.20
Diluted	49.37	38.70	135.73	104.12	185.07	142.89
Dividend per share (par value Rs. 5/- each)
Interim dividend	—	—	14.50	12.50	14.50	12.50
Final dividend	15.00	14.50	—	—	15.00	14.50
One-time special dividend	100.00	—	—	—	100.00	—
Total dividend	115.00	14.50	14.50	12.50	129.50	27.00
Total dividend percentage (%)	2,300	290	290	250	2,590	540
Aggregate of non-promoters’ shareholding
Number of shares	4,89,71,061	4,74,15,483	4,87,64,522	4,73,94,894	4,89,71,061	4,74,15,483
Percentage of shareholding	73.50	71.58	73.39	71.56	73.50	71.58

Note:

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

By order of the Board for Infosys Technologies Limited

Bangalore, India	Nandan M. Nilekani	N. R. Narayana Murthy
April 13, 2004	Chief Executive Officer, President and Managing Director	Chairman and Chief Mentor

The Board has also taken on record the audited consolidated results of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2004 and unaudited results for the three months ended March 31, 2004, prepared as per US GAAP. The summary of the above financial statements is as follows:

	(in US$ million, except per ADS data)
	Quarter ended		Year ended
	March 31, (Unaudited)		March 31, (Audited)
	2004	2003	2004	2003
Revenues	302.67	216.03	1,062.58	753.81
Cost of revenues including amortization of deferred stock compensation	172.79	123.13	602.29	417.36
Gross profit	129.88	92.90	460.29	336.45
Net income	76.76	53.07	270.29	194.87
Earnings per American Depositary Share
Basic	0.58	0.40	2.06	1.49
Diluted	0.57	0.40	2.02	1.47
Total assets	1,132.18	704.31	1,132.18	704.31
Cash and cash equivalents	444.55	354.36	444.55	354.36
Liquid mutual funds	217.60	—	217.60	—

     Note: Two American Depository shares (ADS) are equal to one equity share. Unadjusted for the proposed stock dividend which is subject to shareholders approval on June 12, 2004.

The reconciliation of net income as per Indian GAAP and US GAAP is as follows:

	Quarter ended		Year ended
	March 31, (Unaudited)		March 31, (Audited)
	2004	2003	2004	2003
Net profit as per Indian GAAP	75.32	54.52	272.29	197.36
Amortization of deferred stock compensation expense	—	(1.08)	(2.82)	(4.80)
Deferred taxes	(1.13)	(0.19)	(1.11)	(0.19)
Gain on forward foreign exchange contracts	3.50	(0.18)	3.51	0.50
Net provision for investments	—	—	—	2.00
Amortization of intangible assets	(0.26)	—	(0.26)	—
Others	(0.67)	—	(1.33)	(0.65)
Consolidated net income as per US GAAP	76.76	53.07	270.28	194.87

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of its investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarters ended June 30, 2003; September 30, 2003 and December 31, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.